FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   24 May 2004


                                File no. 0-17630


                       CRH - Operations Visit for Analysts



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Operations Visit for Analysts announcement released on 24 May 2004





                                  NEWS RELEASE
                                                            Monday 24th May 2004



                       CRH Operations Visit for Analysts

CRH plc, the International Building Materials Group, is hosting a visit for sector analysts to the Netherlands commencing this evening Monday 24th May and continuing tomorrow Tuesday 25th May 2004.

This will entail visits to CRH DIY and Builders Merchanting locations and presentations by management. No material new information will be disclosed in the presentations and no new trading information will be provided.

Copies of the presentations made during the course of the visit will be available on CRH's website (www.crh.com) from 07:00 BST on Tuesday 25th May 2004.

_______________________________________________________________________



Enquires : +353 (0) 1 404 1000

Myles Lee, Finance Director

Maeve Carton, Group Controller







CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 24 May 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director